Mail Stop 4561

February 27, 2009

Mr. Richard W. Arnold
Chief Operating Officer and Chief Financial Officer
Phoenix Technologies, Ltd.
915 Murphy Ranch Road
Milpitas, CA 95035

> **Re:** **Phoenix Technologies, Ltd.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed November 19, 2008**
> **File No. 000-17111**

Dear Mr. Arnold:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

General

1.   We are in receipt of your amended application for confidential treatment dated February 4, 2009 (Internal CF No. 22906) for portions of certain agreements filed as exhibits to your Form 10-K. We will transmit any comments we may have on your amended application under separate cover. Please be advised that all comments relating to the pending confidential treatment request must be resolved before we can conclude our review of your Form 10-K.

Item 1. Business, page 4

2.   We note that you addressed your revenues by geographic area by including a cross-reference to Note 8 to the consolidated financial statements. In future filings, please ensure that the cross-referenced information fully addresses the requirements of Item 101(d) of Regulation S-K. Specifically, please clarify in future filings what portion of North American revenues constitutes revenues attributed to the United States, your country of domicile, and disclose the total revenues from external customers attributed to all foreign countries.

3.   We note your statement in Management's Discussion and Analysis on page 26 that your total order backlog increased by 99%. Please tell us why you did not include a discussion of your backlog, including seasonal or other material aspects of the backlog, in the business section pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Item 1A. Risk Factors, page 10

4.   We note that rather than providing risk factor subheadings that briefly capture each material risk presently known to you, you have instead provided generic subtitles, such as "adverse economic conditions," "dependence on key customers," and "product development." In future filings, please revise the subheadings to explain briefly but specifically why each risk is a material risk to Phoenix. Refer to the Division of Corporation Finance's Updated Staff Legal Bulletin No. 7 for further guidance.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 22

5.   You indicate that the information called for by Item 201(d) of Regulation S-K is incorporated by reference to a section in your proxy statement entitled "Equity Compensation Plan Information." We are unable, however, to locate in your definitive proxy statement a section with this title or the tabular disclosure called for by Item 201(d). Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 27

6.   You indicate on page 26 that "significant changes" in your pricing policies and sales practices, among other things, favorably impacted your revenues for the

fiscal year 2008. Given the 57% increase in total revenues for fiscal year 2008, please tell us what consideration you gave to discussing those significant changes and addressing in quantitative terms the extent to which material changes in revenue were due to an increase in volume versus an increase in pricing. See Item 303(a)(3)(iii) of Regulation S-K. Your disclosure should also include, if material, a discussion of the impact on your business of the pricing pressures to which you refer in various risk factors.

7.   Your discussion of license revenues does not appear to fully explain the 62% increase in license revenues. You attribute the revenue increase to recurring VPA revenues, which seems to suggest continuity rather than growth, and initiatives to re-monetize customers, which is not explained in sufficient detail to understand how this influenced revenue growth. Further, you have not quantified the impact of these factors, nor have you addressed the impact of acquired businesses. Explain how you considered Section III.D of SEC Release No. 33-6835 in discussing each factor, and quantifying the extent of contribution of each of two or more factors, underlying material changes in reported financial statement line items. Similar concerns apply to your Form 10-Q for the fiscal quarter ended December 31, 2008.

Financial Condition, page 35

8.   Your disclosure in this section appears to be a mere recitation of changes and other information evident from the financial statements. In future filings, please revise to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes as well as on their reasonably-likely impact on future cash flows. Please refer to Section IV.B of SEC Release No. 33-8350.

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A, filed on December 10, 2008)

Compensation Discussion and Analysis

Incentive Bonus Awards, page 15

9.   We note that you rely in part on non-GAAP operating earnings targets in determining incentive bonus awards for the named executive officers in 2008 and 2009. We note further your statement on page 16 regarding the calculation of non-GAAP operating earnings for 2009, though the disclosure does not demonstrate precisely how the non-GAAP measure is calculated given the inclusion of such vague terms as "other costs," for example. Please provide enhanced disclosure in future filings with respect to how the number is calculated

from your audited financial statements.   Refer to Instruction 5 to Item 402(b) of Regulation S-K.

10.   It appears from your disclosure that corporate performance targets, such as interim and annual revenue and earnings targets, were material to Phoenix's executive compensation policies and decision-making processes for fiscal 2008, in particular its determination of cash bonuses for named executive officers. It further appears that you have not provided quantitative disclosure of the terms of these performance targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K. In your response letter, please confirm, if true, that the target information was omitted on this basis and that you have a competitive harm analysis that supports your reliance on that instruction or advise.

11.   In addition, you state on page 16 that the Committee sets the target levels such that "the relative difficulty of achieving the target objectives is consistent from year to year." In future filings, please expand such statements to provide more meaningful disclosure regarding the level of difficulty or likelihood of achieving the undisclosed target levels. Refer to Instruction 4 to Item 402(b) of Regulation S-K.

Summary Compensation Table, page 21

12.   We note that you have included the incentive bonus payments in the bonus column (column (d)) of the summary compensation table, which is limited to discretionary bonus payments. However, it appears that because the bonus payments were made pursuant to an incentive plan and were non-discretionary in nature, those amounts should be reported in the non-equity incentive plan compensation column (column (g)). Note that the grant of an award under a non-equity incentive plan will be disclosed in the supplemental Grants of Plan-Based Awards Table in the year of grant. Please refer to Section II.C.1.b and c of SEC Release No. 33–8732A. Please confirm your understanding and provide disclosure accordingly in future filings or tell us why you believe the disclosure meets the requirements of Item 402(c)(2) of Regulation S-K.

Compensation Committee Interlocks and Insider Participation, page 30

13.   You have identified in this section only those members of the compensation committee during the last fiscal year "who are still on the Board of Directors." Item 407(e)(4)(i) of Regulation S-K calls for the identification under this heading of each person who served as a member of the compensation committee during the last completed fiscal year, regardless of whether that person continues to serve as a director. Please ensure that you identify all such persons and provide all other disclosure required by Item 407(e)(4) for each such person.

Item 13. Certain Relationships and Related Transactions, and Director Independence
(incorporated from Definitive Proxy Statement on Schedule 14A, filed on December 10,
2008)

Management Indebtedness, Certain Relationships and Related Transactions, page 31

14.   Please expand your disclosure to discuss your policies and procedures for the
        review, approval, or ratification of transactions with related persons, as called for
        by Item 404(b) of Regulation S-K. Refer to Question 130.06 of our Regulation S-
        K Compliance and Disclosure Interpretations, which is available on our website.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Volume Purchase Arrangements, page 53

15.   We note that for certain arrangements, you recognize revenues ratably over the
        term if the ratable amount is higher than actual consumption. Tell us when you
        began recognizing revenue using this method and explain how it complies with
        SOP 97-2.

16.   We note that you discontinued using estimates of the next quarter's consumption
        to recognize revenue in 2007. Please describe that change to us in more detail
        including how the estimates compared to actual consumption in periods prior to
        the one used to conclude that estimates were no longer reliable.

****

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief